UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    January 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated January 16, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: January 16, 2008

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN RESOURCES ADDS SECOND DRILL TO RAPIDLY ADVANCE ESAASE GOLD PROJECT

Vancouver, BC, January 16, 2007 - Keegan Resources Inc. (“Keegan”) is pleased to announce that it has added a second drill rig to the Esaase Project. The second drill will expedite infill drilling while the current drill is continuing to expand the resource to the north and south.

On October 25, 2007, Keegan announced an indicated 43-101 resource of 240,000 ounces in the indicated category and 1.43 M oz in the inferred category with a grade of 1.4 g/t using a cutoff of 0.6 g/t Au.  The inferred category was primarily estimated from a collar spacing of 80 X 40 meters whereas those in the indicated category were estimated using a collar spacing of approximately 40 X 40 meters.  The original resource represents a strike length of approximately 1.5 km of mineralized structure.  The recently announced south extension, while adding an additional 800 meters to this strike length, is already predominately drilled at 40 X 40 meter spacing.

President and CEO Dan McCoy states: "At this point, we are well financed and well prepared on the ground to add a second drill rig.  While the initial drill rig has performed at a phenomenal rate, allowing us to estimate a significant resource in under 10 months, the second drill rig will allow us to bring the resource to a better defined classification and take us farther into the mine evaluation process in a timely manner, while at the same time allowing us to continue to further define and explore for additional mineralization along strike.”

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.